
02006555

BB 3/5

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51232

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McAdams Wright Ragen Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Third Avenue Suite 5000
(No. and Street)

Seattle (City) WA (State) 98101 (Zip Code)

RECEIVED FEB 28 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J Director 206-664-8807
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue Suite 3500 (Address) Seattle (City) WA (State) 98104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3-13-02

OATH OR AFFIRMATION

I, David J Director, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McAdams Wright Ragen, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

Financial Statements
and Supplemental Information

Year Ended December 31, 2001

Contents



■ **Ernst & Young LLP**
Suite 3500
999 Third Avenue
Seattle, Washington 98104

■ Phone: (206) 621-1800
www.ey.com

Report of Independent Auditors

Board of Directors
McAdams Wright Ragen, Inc.

We have audited the accompanying statement of financial condition of McAdams Wright Ragen, Inc. (a wholly owned subsidiary of Manzanita Capital, Inc.) as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McAdams Wright Ragen, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 11, 2002

Ernst + Young LLP

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

Statement of Financial Condition

December 31, 2001

Assets	
Current assets:	
Cash and cash equivalents	$2,119,700
Deposits with clearing broker-dealer	250,000
Receivable from clearing broker-dealer	75,471
Receivable from equity investee	5,898
Accrued interest receivable	14,364
Notes receivable from employees	64,334
Marketable securities owned, at market value	1,479,106
Prepaid and other current assets	124,219
Deferred tax assets, net	2,045
Total current assets	4,135,137
Notes receivable from employees	80,999
Property and equipment, net of accumulated depreciation	611,221
Equity investment	158,492
Total assets	$4,985,849
Liabilities and stockholder's equity	
Current liabilities:	
Payable to clearing broker-dealer	$ 67,836
Securities sold, not yet purchased, at market value	15,825
Accounts payable and accrued liabilities	203,939
Payroll and related obligations	13,875
Federal income taxes payable to Parent	59,372
Total current liabilities	360,847
Stockholder's equity:	
Common stock, no par value:	
Authorized shares – 50,000	
Issued and outstanding shares – 1,000	761,500
Additional paid-in capital	3,000,000
Retained earnings	863,502
Total stockholder's equity	4,625,002
Total liabilities and stockholder's equity	$4,985,849

See accompanying notes to financial statements.

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

Statement of Income

Year Ended December 31, 2001

Revenues	
Commissions	$3,366,737
Net gains from principal trading	177,978
Investment advisory fees	496,718
Credit balance rebate – clearing broker-dealer	474,173
Interest and other income	112,922
Total revenues	4,628,528
Expenses	
Commissions	1,803,633
Other employee compensation and benefits	1,150,274
Clearing charges	363,523
Regulatory fees and expenses	18,636
Administrative expenses	967,711
Total expenses	4,303,777
Income before federal income taxes and equity in undistributed earnings of investee	324,751
Provision for federal income taxes	94,372
Income before equity in undistributed earnings of investee	230,379
Equity in undistributed earnings of investee (net of tax expense of $5,555)	13,533
Net income	$ 243,912

See accompanying notes to financial statements.

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2001	$761,500	$ –	$619,590	$1,381,090
Capital contribution from Parent	–	3,000,000	–	3,000,000
Net income	–	–	243,912	243,912
Balance at December 31, 2001	$761,500	$3,000,000	$863,502	$4,625,002

See accompanying notes to financial statements.

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

Statement of Cash Flows

Year Ended December 31, 2001

Cash flows from operating activities	
Net income	$ 243,912
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	149,281
Deferred tax benefit	(2,045)
Equity in undistributed earnings of investee	(19,088)
(Increase) decrease in operating assets:	
Receivable from clearing broker-dealer	(11,546)
Receivable from equity investee	(5,898)
Accrued interest receivable	(14,364)
Marketable securities owned, at market value	(1,479,106)
Notes receivable from employees	(4,833)
Prepaid and other current assets	(99,390)
Increase (decrease) in operating liabilities:	
Payable to clearing broker-dealer	67,836
Securities sold, not yet purchased, at market value	15,825
Accounts payable and accrued liabilities	18,252
Payroll and related obligations	(3,625)
Federal income taxes payable to Parent	(239,300)
Net cash used in operating activities	(1,384,089)
Cash flows from investing activities	
Purchase of property and equipment	(403,466)
Cash distributed by Equity Investee	26,565
Net cash used in investing activities	(376,901)
Cash flows from financing activity – additional paid-in capital	3,000,000
Net increase in cash and cash equivalents	1,239,010
Cash and cash equivalents at beginning of year	880,690
Cash and cash equivalents at end of year	$2,119,700

See accompanying notes to financial statements.

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

Notes to Financial Statements

December 31, 2001

1. Organization and Nature of Business

McAdams Wright Ragen, Inc. (the Company) is a wholly owned subsidiary of Manzanita Capital, Inc. (the Parent). The Company is a fully disclosed broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the amounts reported and disclosures in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of balances on hand and on deposit with banks and other financial institutions, which may be in excess of The Federal Deposit Insurance Corporation's insurance limits, and short-term investments with original maturities of three months or less.

Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are valued at the closing market price with related changes in unrealized appreciation or depreciation reflected in gains from principal trading. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Investment Advisory Fees

Investment advisory fees are recognized quarterly based on the market value at the beginning of the preceding quarter.

2. Significant Accounting Policies (continued)

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Equity Investment

Equity investment represents a 45% interest in the members' equity of a limited liability company and is accounted for using the equity method.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Pursuant to the requirements of Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*, federal income taxes are calculated as if the Company filed on a separate basis. The Company is charged or credited with the tax effects of its income or loss as used in the consolidated federal income tax return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. The deferred tax asset relates to temporary differences in the accounting treatment of depreciation, prepaids, and accrued expenses for financial reporting and income tax purposes. The principal difference between the enacted tax rate and the Company's effective tax rate reflects nontaxable municipal bond interest income.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are recorded at market value and consist of the following at December 31, 2001:

	Owned	Sold, Not Yet Purchased
Municipal obligations	$1,350,878	$ –
Equities	128,228	15,825
	$1,479,106	$15,825

All securities owned are available to be pledged to the clearing broker on terms that permit those parties to sell or repledge the securities to others, subject to certain limitations.

4. Property and Equipment

Property and equipment is summarized as follows:

	December 31, 2001
Building improvements	$381,988
Furniture and fixtures	133,454
Computer and office equipment	410,858
Total property and equipment	926,300
Accumulated depreciation	315,079
	$611,221

5. Equity Investment

The Company has a 45% interest in the members' equity of a limited liability company, Resonance Capital Management, LLC (Resonance Capital), the general partner of an investment partnership.

Summarized financial information of Resonance Capital is as follows:

	December 31, 2001
Assets	$359,603
Liabilities	7,398
Members' equity	$352,205

	Year Ended December 31, 2001
Revenues	$ 80,334
Expenses	37,917
Net profit	$ 42,417
Cash distribution to all partners	$ 59,033

5. Equity Investment (continued)

For purposes of the accompanying financial statement presentation, federal income tax expense of $5,555 has been allocated based on the Company's proportionate share of Resonance Capital's net profit. This allocation reflects the tax effects of including Resonance Capital's net profit in the Company's results of operations.

6. Income Taxes

The current and deferred tax portions of the provision for income taxes included in the statement of income as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, are as follows:

	Year Ended December 31, 2001
Current federal income tax expense	$101,972
Deferred tax benefit	(2,045)
Total provision for federal income taxes	$ 99,927

7. Related-Party Transactions

Leases

The Parent has entered into a building lease for its principal office facilities, which expires in 2003. The Parent allocates to the Company rent expense based upon square footage utilized. Rent expense incurred and paid to the Parent amounted to $160,487 for the year ended December 31, 2001.

During 2001, the Company entered into an additional building lease agreement for office facilities, which expires in 2003 in conjunction with the Parent's lease arrangement.

7. Related-Party Transactions (continued)

The Company's future minimum lease payments, including its share of future minimum rental payments allocated by its Parent, at December 31, 2001, are as follows:

Year Ending December 31	
2002	$256,331
2003	285,564
	$541,895

The Company also leases office equipment, which is classified as operating leases. Related rent expense was $18,910 for the year ended December 31, 2001.

Notes Receivable from Employees

The Company has entered into employment agreements whereby it issued forgivable loans to newly hired employees, of which $145,333 is outstanding at December 31, 2001. These loans will be forgiven ratably on each anniversary of continuous employment with the Company ending on the third anniversary of employment. If employment ceases before the third anniversary of employment, the unforgiven portion of the loans is repayable in full, except under certain predetermined circumstances. Notes are amortized on a straight-line basis over the life of the notes and charged to other employee compensation and benefits expense in the statement of income.

Investment Management Agreements

The Company manages discretionary investment accounts held by officers, employees and close relatives of certain officers and employees. These accounts are managed under the same terms as other accounts held by unrelated third parties.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, equivalent to the greater of $250,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2001, the Company had net capital of $3,439,543, as defined, which was $3,189,543 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 6.33%.

9. Benefits

The Company has a 401(k) plan which covers certain of its full-time employees. The plan includes matching contributions by the Company subject to certain limitations. The aggregate matching contributions to the plan for the year ended December 31, 2001 were $3,552.

Supplemental Information

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

Schedule I
Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2001

Net capital	
Total stockholder's equity from balance sheet	$4,625,002
Nonallowable assets	(1,059,527)
Net capital before haircut	3,565,475
Haircut on securities	125,932
Net capital	$3,439,543
Aggregate indebtedness	
Total liabilities	$ 217,814
Computation of basic net capital requirement	
Minimum net capital required	$ 250,000
Excess net capital	$3,189,543
Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness)	$3,417,761
Ratio of aggregate indebtedness to net capital	6.33%

Note: The computation of net capital under SEC Rule 15c3-1 as of December 31, 2001, computed by McAdams Wright Ragen, Inc. in its Form X-17a-5a, Part IIA, as filed with the National Association of Securities Dealers, Inc. on February 26, 2002, does not differ materially from the above computation, which is based on information derived from the audited financial statements.

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

Schedule II
Statement Regarding SEC Rule 15c3-3

December 31, 2001

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because the Company's transactions are cleared through another broker-dealer on a fully disclosed basis.

Supplementary Report



Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

Board of Directors
McAdams Wright Ragen, Inc.

In planning and performing our audit of the financial statements of McAdams Wright Ragen, Inc. (a wholly owned subsidiary of Manzanita Capital, Inc.) (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them

to future periods is subject to the risk that internal controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 11, 2002

Ernst + Young LLP

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

McAdams Wright Ragen, Inc. (A wholly owned subsidiary of Manzanita Capital, Inc.)
For the Year Ended December 31, 2001
with Report and Supplementary Report of Independent Auditors